September 25, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining

Re:	Guess?, Inc.
Form 10-K for the Year Ended January 28, 2017
Filed March 27, 2017
File No. 001-11893

Dear Mr. Arakawa,

On behalf of Guess?, Inc. (which we refer to as “we” or the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated September 14, 2017, regarding the Company’s above-referenced Form 10-K. Set forth below is the Company’s response to the Staff’s comment. For your convenience, the Staff’s comment precedes the corresponding response.

Comment:

Form 8-K Filed on August 23, 2017
Exhibit 99.1

1.
We note you provided non-GAAP financial measures for the outlook of the third quarter of fiscal 2018 ending October 28, 2017 and fiscal year ending February 3, 2018. Please tell us why you have not provided quantitative reconciliations for your forward-looking non-GAAP financial measures. Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

The Company’s forward-looking non-GAAP financial measures for the third quarter and the fiscal year 2018 reflect the exclusion of asset impairment charges and the related tax impact incurred during the first six months of fiscal 2018 as well as the estimated lease termination charge expected to be recorded in the third quarter, where applicable. The Company had referenced these exclusions as a footnote to the table entitled “Outlook for Total Company” in its Exhibit 99.1 included in its Form 8-K filed on August 23, 2017.

However, the Company acknowledges the Staff’s comment and will include in its future filings that provide forward-looking non-GAAP financial measures a quantitative reconciliation of such measures to the most directly comparable forward-looking GAAP financial measure. The Company will include this quantitative reconciliation when the information is available without unreasonable efforts, or if it is unable to do so, the Company will disclose that fact and will identify the unavailable information preventing the Company from presenting such reconciliation.
The following is the proposed quantitative reconciliation as if the Company had provided the requested information in its Exhibit 99.1 included in its Form 8-K filed on August 23, 2017:
A reconciliation of the Company’s outlook for GAAP operating margin to adjusted operating margin and GAAP earnings (loss) per share to adjusted earnings per share for the third quarter and the fiscal year 2018 is as follows:

Reconciliation of GAAP Outlook to Adjusted Outlook

	Third Quarter of Fiscal 2018	Fiscal Year 2018

GAAP operating margin	0.1% to 0.9%	2.4% to 2.8%
Asset impairment charges[1]	—	0.2%
Estimated lease termination charge[2]	2.1%	0.5%

Adjusted operating margin	2.2% to 3.0%	3.1% to 3.5%

GAAP earnings (loss) per share	($0.07) to ($0.04)	$0.34 to $0.42
Asset impairment charges[1]	—	$0.03
Estimated lease termination charge[2]	$0.15	$0.15

Adjusted earnings per share	$0.08 to $0.11	$0.52 to $0.60

Notes:
1
During the six months ended July 29, 2017, the Company recognized asset impairment charges for certain retail locations resulting from under-performance and expected store closures. The adjusted results do not assume any additional asset impairment charges.

2
Subsequent to quarter end, the Company modified certain of its leases held with a common landlord. In connection with this agreement, the Company expects to record an estimated lease termination charge of approximately $12 million in the third quarter of fiscal 2018.

*********
We appreciate the Staff’s comment and request that the Staff contact the undersigned by phone at (213) 765-3504, by facsimile at (213) 765-5927 or by email at sreddy@guess.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Sandeep Reddy
Sandeep Reddy
Chief Financial Officer
Guess?, Inc.

cc:	Myra Moosariparambil
U.S. Securities and Exchange Commission

Steve Lo
U.S. Securities and Exchange Commission

Jason T. Miller
General Counsel
Guess?, Inc.

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